UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

DIODES INCORPORATED
(Name of Issuer)

Common Stock, $0.66⅔ Par Value
(Title of Class of Securities)

25443 10 11
(CUSIP Number)

Carl C. Wertz
Chief Financial Officer
3050 East Hillcrest Drive, Westlake Village, California 91362
(805) 446-4800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 254543 10 1	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lite-On Semiconductor Corporation (previously reported as held by Silitek Corporation, see Item 1. Security and Issuer.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan, Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,851,458
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,851,458
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,851,458
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D/A

CUSIP No. 254543 10 1	Page 3 of 6 Pages

Item 1. Security and Issuer.

This Schedule 13D, Amendment No. 7, dated November [14], 2005, ("Amendment No. 7"), amends and supplements the Schedule 13D dated February 1, 1990, the Schedule 13D, Amendment No. 1, dated March 5, 1990 ("Amendment No. 1"), the Schedule 13D, Amendment No. 2, dated December 6, 1991, ("Amendment No. 2"), the Schedule 13D, Amendment No. 3, dated May 4, 1993 ("Amendment No. 3"), the Schedule 13D, Amendment No. 4, dated April 10, 1994 ("Amendment No. 4"), the Schedule 13D, Amendment No. 5, dated August 10, 1995 ("Amendment No. 5") and the Schedule 13D, Amendment No. 6, dated July 8, 1997 ("Amendment No. 6"), filed by Silitek Corporation, a Taiwan, Republic of China corporation ("Silitek"). In October 2002, Silitek and Taiwan Lite-On merged with Lite-On Technology Corporation ("Lite-On Technology") with the resulting entity being Lite-On Technology Corporation, a member of the Lite-On Group.

Except as otherwise set forth in this Amendment No. 7, all of the information reported in the Schedule 13D and Amendment Nos. 1, 2, 3, 4, 5 and 6 is hereby incorporated in this Amendment No. 7. Capitalized terms not otherwise defined herein shall have the same meanings given them in Schedule 13D and Amendment Nos. 1, 2, 3, 4, 5 and 6.

(a)  The name of the issuer is Diodes, Incorporated (the "Issuer").

(b)  The address of the Issuer's principal executive office is 3050 East Hillcrest Drive, Westlake Village, California 91362.

(c)  The title of the class of securities to which this statement relates is the Common Stock, par value $0.66⅔ of the Issuer (the "Common Stock").

Item 2. Identity and Background.

(a)  The Common Stock to which this Amendment No. 7 relates is held in the name of Lite-On Semiconductor Corporation, a Taiwan Republic of China corporation ("Lite-On Semiconductor") which is a subsidiary and affiliate of, and is controlled by Lite-On Technology.

(b)  The principal office of Lite-On Semiconductor is located at 9F. No. 233-2, Pao-Chiao Road, Hsin-Tien, Taipei-hsien 23115, Taiwan, Republic of China.

(c)  Lite-On Semiconductor is engaged in the manufacture and sale of electronic components and equipment, including semiconductor rectifiers. Diodes is in the business of selling and distributing semiconductor rectifiers. A substantial volume of the semiconductor products distributed by Diodes are manufactured and supplied by Lite-On Semiconductor.

Item 3. Source and Amount of Funds and Other Consideration.

Not applicable.

SCHEDULE 13D/A

CUSIP No. 254543 10 1	Page 4 of 6 Pages

Item 4. Purpose of Transaction.

Lite-On Semiconductor sold 750,000 shares of Common Stock, as a selling stockholder in a public offering of 2,500,000 shares of Common Stock by the Issuer pursuant to a Registration Statement on Form S-3 (File No. 333-127833), including an additional 375,000 shares of Common Stock sold to the underwriters in the public offering pursuant to an over-allotment option.

(a)  Except as set forth herein, Lite-On Semiconductor has no current plans or proposals that relate to or would result in:

(1)      the acquisition or disposition of securities of the Issuer;

(2)      an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary;

(3)  a sale or transfer of a material amount of assets of the Issuer or any subsidiary;

(4)  any change in the Issuer's present board of directors or management, including any plans or proposals to change the number or term directors or to fill any existing vacancies on the board;

(5)  any material change in the Issuer's present capitalization or dividend policy;

(6)      any other material change in the Issuer's business or corporate structure;

(7)      changes in the Issuer's charter or bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(8)      causing the Issuer's securities to cease to be quoted on the Nasdaq National Market;

(9)      a class of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12g-4 of the Securities Exchange Act of 1934, as amended; or

(10)      any action similar to those enumerated above.

While Lite-On Semiconductor has no current plans or proposals with respect to the matters described above, except as set forth herein, it is not precluded from making or supporting in the future such plans or proposals as it believes appropriate.

SCHEDULE 13D/A

CUSIP No. 254543 10 1	Page 5 of 6 Pages

 Item 5. Interest in Securities of the Issuer.

(a)  Immediately following the events to which this Amendment No. 7 relates Lite-On Semiconductor owned beneficially, 3,851,458 shares of Common Stock. This total number of shares of Common Stock owned by Lite-On Semiconductor represents 23.5 percent of the Common stock of Diodes now outstanding, excluding treasury shares.

(b)  Lite-On Semiconductor has the sole power to vote and dispose of 3,851,458 shares of Common Stock.

(c)  There have been no other transactions that were effected during the past 60 days by Lite-On Semiconductor.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer except as otherwise set forth herein.

Item 7. Material to be filed as Exhibits.

Not applicable.

SCHEDULE 13D/A

CUSIP No. 254543 10 1	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 7 to Report on Schedule 13D is true, complete and correct.

Dated: November 14, 2005

LITE-ON SEMICONDUCTOR CORPORATION

By:	/s/ M.K. Lu
M.K. Lu President